DUNDEE CORPORATION ANNOUNCES AGREEMENT ON MEMORANDUM OF UNDERSTANDING WITH CHINA’S CITIC MERCHANT GROUP LIMITED

FOR IMMEDIATE RELEASE

Toronto, December 16, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A) (“Dundee Corp.” or the “Company”) is pleased to announce that the Company’s wholly owned subsidiary, The Dundee Bank (“Dundee Bank”) has come to agreement on a Memorandum of Understanding with China’s CITIC Merchant Group Limited (“CITIC”) to establish a 50/50 joint venture merchant banking company to facilitate the provision of relevant services that can be undertaken by each company in arranging cross border corporate finance for selected China-related enterprises wishing to have access to the Canadian capital markets.

Likewise, the understanding includes agreement whereby CITIC has agreed to act as the placement agent for Dundee Bank developed asset management products with China-related institutional capital groups.

The asset management and merchant banking products to be developed by Dundee Bank to be included for Chinese placement are expected to be individual issues related to real estate, global resources and overall special situations.

CITIC is a controlled subsidiary of CITIC Securities which is part of The CITIC Group in Beijing, China. CITIC Securities is the largest investment banking organization in China with net capital in excess of 407 billion RMB and net income of 124 billion RMB (in 2007).

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $59 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman President and Chief Executive Officer Dundee Corporation (416) 365-5665 Joanne Ferstman Executive Vice President and Chief Financial Officer Dundee Corporation (416) 365-5010